1875 K Street, NW Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

May 31, 2007

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Dow Jones EPAC Select Dividend Index Fund iShares S&P Asia 50 Index Fund iShares S&P World ex-U.S. Property Index Fund File Nos. 333-92935 and 811-09729

Dear Mr. O’Connor:

We are providing responses to one of your comments from May 7, 2007 related to the amendment to the iShares Trust (“Trust”) registration statement filed pursuant to Rule 485(a) on March 23, 2007, for the following new series of the Trust: 1) iShares Dow Jones EPAC Select Dividend Index Fund, 2) iShares S&P Asia 50 Index Fund, and 3) iShares S&P World ex-U.S. Property Index Fund (the “Funds”). iShares will respond to other comments in a separate letter.

Comment. You requested that the shareholder fees table include transaction fees for: a) cash purchases, and b) normal creations/redemptions-in-kind in creation unit aggregations. You also requested a second example be added that shows the effect of expenses for a $1 million investment, but addresses the transaction fees discussed in the prior sentence.

Response: The Funds do not believe that the requested disclosure will be helpful to investors. Creation/redemption transaction fees are very different from sales charges imposed by open-end mutual funds that are imposed directly on the customer and typically vary only by the size of the customer’s transaction. The transaction size for purchasing and redeeming creation units is not typically determined by an individual customer’s transaction, but instead may be based on many customer transactions that are aggregated by third parties — the various authorized participants — into a single creation unit transaction. The transaction fees imposed by the Funds on authorized participant creation/redemption activities vary depending on market conditions, the size of the authorized participant’s transaction (which may include aggregations of a number of customer transactions) and

James E. O’Connor, Esq.

May 31, 2007

other arrangements. The Funds have no knowledge of the extent to which, if at all, authorized participants pass creation/redemption transaction fees on to their customers, and broker-dealers may themselves choose how, if at all, to pass these expenses on to clients. Often, the authorized participant itself is not the ultimate broker-dealer, but is instead creating or redeeming shares for other broker-dealers on behalf of their customers. Moreover, disclosure of creation-unit expenses and the standard and maximum fee are already included in the iShares fund prospectuses in the “Transaction Fees” section. The fees associated with cash purchases by authorized participants are discussed in the Funds’ Prospectus and Statement of Additional Information. This disclosure is directed at authorized participants.

In addition, if a broker-dealer separately passes on to a customer creation/redemption transaction fees imposed by a Fund, meaning that the cost is not included in the fee that the broker-dealer charges its customer for a Fund transaction, we believe that the broker-dealer is already required to disclose that charge in quarterly account statements to customers. NASD Rule 2340, for example, requires a broker-dealer to send its customers quarterly account statements that disclose “securities positions, money balances, or account activity,” including, among other things, “charges” to the account “relating to securities or funds in the possession or control of” the broker-dealer.

Finally, the Funds wish to note that the imposition of this proposed new disclosure for exchange-traded funds would create new costs and burdens. The Funds would be forced to develop new mechanisms to provide the additional expense and fee table information proposed. In light of the fact that disclosure of creation/redemption transaction fees is already included in a Fund’s Prospectus and Statement of Additional Information and that the proposed additional disclosure would not be meaningful (as any investor cost associated with creation/redemption or cash purchase fees is determined by individual broker-dealers and authorized participants create/redeem shares in aggregated transactions), the Funds do not believe that the extra cost and burden are warranted.

Please do not hesitate to contact me at the above-referenced phone number if you would like to discuss this comment further.

Sincerely,

/s/    Benjamin J. Haskin

Benjamin J. Haskin

cc:	D. Damre A. Mizock K. Smith M. Gung